UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

Vista Credit Strategic Lending Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

U9224Y103

(CUSIP Number)

Bashar Al-Rousan

Abu Dhabi Developmental Holding Company PJSC

Capital Gate

10th Floor, Al Khaleej Al Arabi Street

Abu Dhabi, United Arab Emirates

+971 2 204 0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2023

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. U9224Y103

(1)	Name of Reporting Persons: Abu Dhabi Developmental Holding Company PJSC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 14,576.5
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,576.5
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.47% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	See Item 4 disclosure on Voting Trust Agreement.
(2)	Based on 59,576.5 shares of Common Stock of Vista Credit Strategic Lending Corp. (the “Issuer”) outstanding as of October 12, 2023, based on information received from the Issuer.

CUSIP No. U9224Y103

(1)	Name of Reporting Persons: Sapphire Private Funds Holdings II RSC Ltd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 14,576.5
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,576.5
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.47% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	See Item 4 disclosure on Voting Trust Agreement.
(2)	Based on 59,576.5 shares of Common Stock of the Issuer outstanding as of October 12, 2023, based on information received from the Issuer.

Schedule 13D

CUSIP No. U9224Y103

(1)	Name of Reporting Persons: Khalifa Alsuwaidi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 14,576.5
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,576.5
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.47% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	See Item 4 disclosure on Voting Trust Agreement.
(2)	Based on 59,576.5 shares of Common Stock of the Issuer outstanding as of October 12, 2023, based on information received from the Issuer.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.01 par value per share (the “Common Stock”) of Vista Credit Strategic Lending Corp. (the “Issuer”), a Maryland Corporation. The address of the principal executive offices of the Issuer is 55 Hudson Yards, Floor 28, New York, NY 10001.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Abu Dhabi Developmental Holding Company PJSC (“ADQ”)

2.	Sapphire Private Funds Holdings II RSC Ltd (“Sapphire II”)

3.	Khalifa Alsuwaidi

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:

With respect to ADQ:

Capital Gate

10th Floor, Al Khaleej Al Arabi Street

Abu Dhabi, United Arab Emirates

With respect to Sapphire II and Khalifa Alsuwaidi:

Unit 3408, Level 34, Al Maqam Tower

Abu Dhabi Global Market Square, Al Maryah Island

Abu Dhabi, United Arab Emirates

(c) Each of the Reporting Persons is engaged in the business of investing. ADQ is an Abu Dhabi-based investment and holding company that is wholly owned by the Government of the Emirate of Abu Dhabi. ADQ is managed by its board of directors. Schedule A hereto sets forth the names and other required information regarding the members of ADQ’s board of directors and ADQ’s executive officers (collectively, the “Scheduled Persons”). None of the Scheduled Persons beneficially owns any securities of the Issuer. Sapphire II is an indirect wholly owned subsidiary of ADQ whose principal business is the making and holding of investments. Sapphire II is the direct holder of the shares of Common Stock reported herein. Khalifa Alsuwaidi is the sole director of Sapphire II.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	ADQ – Abu Dhabi, United Arab Emirates

2.	Sapphire II – Abu Dhabi Global Market, United Arab Emirates

3.	Khalifa Alsuwaidi – United Arab Emirates

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information in Item 4 is incorporated herein by reference. The shares of Common Stock of the Issuer were purchased by Sapphire II with the working capital of Sapphire II.

ITEM 4.	PURPOSE OF TRANSACTION

Subscription Agreement

On September 22, 2023, Sapphire II entered into a subscription agreement (the “Subscription Agreement”) with the Issuer. Pursuant to the Subscription Agreement, Sapphire II has agreed to fund drawdowns to purchase shares of Common Stock of the Issuer each time the Issuer delivers a drawdown notice (a “Drawdown Notice”) to Sapphire II in an amount equal to the lesser of (a) $150,000,000 and (b) 24.99% of the aggregate commitments (including those of Sapphire II) to the Issuer (the “Commitment”). Such Commitment will be automatically increased from time to time in connection with each subsequent closing of the Issuer, provided that Sapphire II’s Commitment, in the aggregate, will not exceed $150,000,000. Pursuant to the Subscription Agreement, Drawdown Notices will be delivered to Sapphire II at least seven business days prior to the date on which a drawdown amount is due (the “Drawdown Date”).

On October 2, 2023, the Issuer delivered a Drawdown Notice to Sapphire II to fund an amount equal to $291,530 (the “First Drawdown Amount”) with a Drawdown Date of October 10, 2023. On October 9, 2023, Sapphire II sent the First Drawdown Amount to the Issuer to purchase 14,576.5 shares of Common Stock at a per share purchase price of $20.00.

Pursuant to the Subscription Agreement, Sapphire II may not transfer its Commitment without the express written consent of the Issuer, which may be granted or withheld in the sole discretion of the Issuer. In addition, pursuant to the Subscription Agreement, the shares of Common Stock are subject to certain transfer restrictions. Prior to the listing of the shares of Common Stock on a national securities exchange, if any, transfers of the shares of Common Stock may be made (i) only in transactions exempt from, or not subject to, the registration requirements of the Securities Act of 1933, as amended, and (ii) upon receipt of approval of such transfer by the Issuer, which may be granted or withheld in the sole discretion of the Issuer.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, the form of which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

Voting Trust Agreement

On September 22, 2023, Sapphire II entered into a voting trust agreement (the “Voting Trust Agreement”) with Delaware Trust Company (the “Trustee”) and Glass, Lewis & Co., LLC (the “Voting Consultant”). Pursuant to the Voting Trust Agreement, (i) Sapphire II irrevocably transferred and assigned all of its voting and consent rights with respect to the shares of Common Stock held by it to the Trustee and (ii) the Voting Consultant agreed to analyze any matters requiring the stockholders’ vote or consent with respect to such shares of Common Stock and to provide a recommendation to the Trustee of how to vote or consent with respect to such voting or consent matters. The Trustee is obligated to act in accordance with the voting or consent recommendation made by the Voting Consultant and will not provide a vote or consent on behalf of Sapphire II if the Voting Consultant fails to provide a voting or consent recommendation to the Trustee on or prior to the deadline for submission of such vote or consent.

Pursuant to the Voting Trust Agreement, Sapphire II retains the right to sell or otherwise transfer the shares of Common Stock subject to the Voting Trust Agreement. Upon the transfer by Sapphire II of any shares of Common Stock subject to the Voting Trust Agreement to an unaffiliated third party, such shares shall no longer be subject to the Voting Trust Agreement. The Voting Trust Agreement may be terminated (i) at the option of Sapphire II with 10 business days prior written notice to the Trustee and Voting consultant, upon July 1 or December 31 of any year, (ii) at the option of Sapphire II, upon Sapphire II owning less than 5% of the outstanding shares of Common Stock, (iii) in connection with certain transfers of shares of Common Stock by Sapphire II and (iv) upon 10 business days written notice delivered by Sapphire II to the Trustee and Voting Consultant following the failure to agree to the renewal or extension of the term for the Trustee or Voting Consultant.

The foregoing description of the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Trust Agreement, which is filed as Exhibit 99.3 and is incorporated herein by reference.

Further, on September 22, 2023, Sapphire VCBM PF Holdings II LLC, an entity indirectly wholly owned by ADQ, purchased an economic interest in Vista Credit BDC Management, L.P. (the “Adviser”), the Issuer’s investment adviser.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and any applicable trading restrictions, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer or may determine to sell or redeem or otherwise dispose of all or some of the Issuer’s securities. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management of the Issuer and/or the Issuer’s Board of Directors (the “Board”), engaging in discussions with other shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, Board composition or operations of the Issuer or changing their intention with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 59,576.5 shares of Common Stock of the Issuer outstanding as of October 12, 2023, based on information received from the Issuer. The shares of Common Stock reported herein are directly held and beneficially owned by Sapphire II. Khalifa Alsuwaidi, as sole director of Sapphire II, may be deemed to beneficially own the shares of Common Stock directly held by Sapphire II. ADQ, which indirectly wholly owns Sapphire II, may be deemed the beneficial owner of the shares of Common Stock directly held by Sapphire II. The information in Item 4 regarding voting power over the shares of Common Stock reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement is incorporated herein by reference.

(c) The information in Items 3 and 4 are incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in Item 4 is incorporated herein by reference.

On September 22, 2023, in connection with Sapphire II’s investment in the Issuer, the Adviser agreed (i) upon Sapphire II’s request and at Sapphire II’s expense, to use reasonable efforts to place any third-party securities to be distributed in kind by the Issuer to Sapphire II with a third-party broker or other person selected by the Issuer to sell, (ii) to seek to cause the Issuer to consent to any transfer by Sapphire II of its Commitment to an affiliate and to admit such transferee as a stockholder of the Issuer; provided that (A) such transfer complies with certain requirements, limitations and conditions set forth in the Subscription Agreement, and (B) such transferee makes the same representations, warranties and undertakings that Sapphire II has made in the Subscription Agreement and agrees to assume the obligations of Sapphire II and be bound by its Subscription Agreement, and (iii) for purposes of Section 12(s)(i) of the Subscription Agreement, that prior to freezing Sapphire II’s account, the Adviser will, to the extent not prohibited by law (x) promptly notify Sapphire II of the circumstances requiring such action, (y) consult with Sapphire II and provide Sapphire II with an opportunity to remedy the circumstances in order to obviate the need to freeze Sapphire II’s account, such opportunity not to exceed five business days, provided that such circumstances are remediable by their nature and (z) use its commercially reasonable efforts to cooperate with Sapphire II to remedy such circumstances, provided that such cooperation does not adversely affect the Adviser, the Issuer or any other limited partner of the Adviser.

The form of Subscription Agreement is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

The Voting Trust Agreement is filed as Exhibit 99.3 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 10, filed with the SEC on June 15, 2023).

99.3	Voting Trust Agreement, dated September 22, 2023, by and among Delaware Trust Company, as trustee, Sapphire Private Funds Holdings II RSC Ltd, and Glass, Lewis & Co., LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 12, 2023

ABU DHABI DEVELOPMENTAL HOLDING COMPANY PJSC

By:	/s/ Mohamed Alsuwaidi
Name:	Mohamed Alsuwaidi
Title:	Managing Director and Chief Executive Officer

SAPPHIRE PRIVATE FUNDS HOLDINGS II RSC LTD

By:	/s/ Khalifa Alsuwaidi
Name:	Khalifa Alsuwaidi
Title:	Director, Authorized Signatory

KHALIFA ALSUWAIDI

By:	/s/ Khalifa Alsuwaidi

SCHEDULE A

Set forth below are the members of the Board of Directors of ADQ.

Name	Business Address	Present Principal Occupation	Citizenship
H.H. Sheikh Tahnoon bin Zayed Al Nahyan	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Chairman	United Arab Emirates

H.E. Jassem Mohamed Bu Ataba Alzaabi	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Vice Chairman	United Arab Emirates

H.H. Sheikh Zayed bin Hamdan bin Zayed Al Nahyan	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Board Member	United Arab Emirates

H.E. Sheikh Abdullah bin Mohamed Al Hamed	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Board Member	United Arab Emirates

H.E. Mohamed Hassan Alsuwaidi	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Board Member, Managing Director & Chief Executive Officer	United Arab Emirates

H.E. Abdulhamid Mohammed Saeed	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Board Member	United Arab Emirates

H.E. Mohamed Mubarak Fadel Al Mazrouei	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Board Member	United Arab Emirates

Fadhel Abdulbaqi Al Ali	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Board Member	United Arab Emirates

Kaj-Erik Relander	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Board Member	Finland

Set forth below are the executive officers of ADQ.

Name	Business Address	Present Principal Occupation	Citizenship
H.E. Mohamed Hassan Alsuwaidi	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Board Member, Managing Director & Chief Executive Officer of ADQ	United Arab Emirates

Anas Jawdat Albarguthi	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Chief Operating Officer	United Arab Emirates

Bashar Al-Rousan	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Chief Legal and Compliance Officer	United Arab Emirates

Dr. Jaap Kalkman	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Group Chief Investment Officer	The Netherlands

Louay Abou Chanab	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Chief Strategy Officer	Canada

Marcos de Quadros	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Chief Financial Officer	Brazil

Susan Daniel	Capital Gate 10th Floor, Al Khaleej Al Arabi Street Abu Dhabi, United Arab Emirates	Chief Risk Officer	United Kingdom